FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
7, Fragoklisias Street, 2nd Floor
Maroussi 15125
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”), dated November 24, 2008, Star Bulk Corp Reports Financial Results for the Third Quarter and Nine Months ended September 30, 2008.

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2008

ATHENS, GREECE, November 24, 2008 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced its operating results for the third quarter and nine months ended September 30, 2008.

Financial Highlights:

Third Quarter 2008

•

The Company reported net income of $35.24 million for the third quarter of 2008 compared to net income of $0.94 million for the third quarter of 2007.

•

Voyage and time charter revenues were $65.18 million for the third quarter of 2008.  This figure includes revenues of $16.89 million attributable to the amortization of the fair value of below/above market acquired time charters.

•

Earnings per share, basic and diluted for the third quarter of 2008 were $0.63 and $0.62, respectively.  These figures are based on a weighted average of 55,873,973 shares outstanding, basic and on a weighted average of 56,971,504 shares outstanding, diluted in the third quarter of 2008.

Nine Months ended September 30, 2008

•

The Company reported net income of $83.54 million for the nine months ended September 30, 2008 compared to net income of $1.80 million for the nine months ended September 30, 2007.

•

Voyage and time charter revenues were $166.10 million for the nine months ended September 30, 2008.  This figure includes revenues of $51.81 million attributable to the amortization of the fair value of below/above market acquired time charters.

•

Earnings per share, basic and diluted for the nine months ended September 30, 2008 were $1.63 and $1.54, respectively.  These figures are based on a weighted average of 51,201,845 shares outstanding, basic and on a weighted average of 54,200,802 shares outstanding, diluted in the nine months ended September 30, 2008.

We commenced operations on December 3, 2007.  Included in this release are our unaudited interim consolidated condensed income statements for the three and nine month periods ended September 30, 2007 and 2008, unaudited condensed balance sheets as at December 31, 2007 and September 30, 2008 and unaudited interim consolidated condensed cash flow statements for the nine month periods ended September 30, 2007 and 2008.  During the period from the Company’s inception (May 13, 2005) to the date it commenced operations (December 3, 2007), the Company was a development stage enterprise.

The unaudited interim consolidated condensed income statements, balance sheets, and cash flow statements presented herein include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp. (“Star Maritime”).

Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.

On November 27, 2007, Star Maritime obtained shareholder approval for the acquisition of the initial fleet of eight drybulk carriers and for effecting the Redomiciliation Merger whereby Star Maritime merged with and into Star Bulk with Star Bulk as the surviving entity.  The Redomiciliation Merger was completed on November 30, 2007 as a result of which each outstanding share of Star Maritime common stock was converted into the right to receive one share of Star Bulk common stock and each outstanding warrant of Star Maritime was assumed by Star Bulk with the same terms and restrictions except that each became exercisable for common stock of Star Bulk. Star Bulk’s common stock and warrants are listed on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively.

Akis Tsirigakis, President and CEO of Star Bulk commented: “I’m pleased to report a profitable third quarter 2008 in line with our expectations, the fourth consecutive profitable quarter since we commenced operations in December 2007.  We have consistently implemented our business strategy in order to achieve our objective of generating stable revenues despite the volatility of charter rates in the drybulk sector.  In this context, we expanded our fleet from 8 to 12 vessels without compromising our focus on maintaining moderate leverage and we have succeeded in securing what we believe are stable and predictable cash flows by entering our vessels into period employment. Our strong results for the third quarter and nine months of 2008 are the product of this strategy.

We believe we maintain a strong position in the current turbulent market environment. At this time, we have available liquidity of over $50 million in cash, a moderate debt level and have fixed our vessels on period employment.  We face no issues with our loan covenants and enjoy an excellent working relationship with our lending institutions.  We do not have commitments to purchase newbuilding vessels or similar capital expenditures that would require us to obtain additional financing. Therefore, we are confident in our ability to meet our financial commitments for the foreseeable future.

We have contracted for 100% of our operating days in 2008, 74% in 2009 and 64% in 2010 under time charters thereby reducing our exposure to the volatility of the shipping markets.  We maintain a diversified charter portfolio with no more than two vessels committed to a single charterer, thereby limiting our exposure to counterparty risk. We aim to further manage counterparty risk by communicating with our charterers in an effort to be kept abreast of market developments.

Our approach to structuring our dividend in respect of the third quarter of 2008 in the form of cash and the remaining half in the form of newly issued shares conveys our continued belief in the financial health of our Company. This approach aims to continue to reward our shareholders while at the same time further reinforcing our financial position by conserving a significant amount of valuable cash which can be redeployed to enhance shareholder value for the longer term. As previously announced, management and our directors will reinvest all of their cash dividends into newly issued shares in a private placement, which further demonstrates our and their confidence in the Company.”

The demand for core dry bulk commodities is linked to the need for infrastructure development of emerging economies and therefore we believe this trend will continue.  At the same time, the credit crunch will affect vessel supply as significant cancellations of newbuildings are expected and vessel scrapping may increase as well. Such developments help towards a healthier balance between vessel supply and demand once world commerce resumes with renewed availability of credit.”

George Syllantavos, CFO of Star Bulk commented: “On September 30, 2008, our net debt stood at $287 million, which we believe affords us significant flexibility in the current market environment. Since then, our liquidity has been further enhanced with the sale of the Star Iota for $18.3 million. We believe that our current liquidity of in excess of $50 million in cash and together with our expected cash flow generation will provide sufficient cushion over and above simply meeting our scheduled debt obligations and capital expenditures.

We have continued to implement our share and warrant repurchase program, repurchasing 700,000 shares of common stock in the third quarter 2008 and an additional 225,000 shares in the fourth quarter 2008 to date. Since we announced our $50 million repurchase program in January 2008, we have invested to date approximately $12.9 million, leaving $37.1 million of additional repurchasing capacity. We continue to believe that at current trading levels of our common stock in the public markets, redeployment of a portion of available cash to repurchase shares remains an accretive proposition.

Third quarter 2008 earnings reflect the effect of increased repairs expenditure for the Star Alpha.  Moreover, the benefit of the high first year charter rates for the Star Cosmo and Star Ypsilon are not mirrored in the financials since revenue accounting entries per U.S. GAAP are based on the average rate of each vessel’s three-year staggered rate schedule.

Excluding non-cash items, such as vessel impairment, amortization of fair value of below/above market acquired time charters and amortization of stock based compensation our Net income for the third quarter 2008 and for the nine months period ended September 30, 2008 would be $17.8 million and $38 million, respectively.

Fleet Profile (As of November 24, 2008)

Vessel Name	Type	DWT	Year Built
Star Alpha	Capesize	175,075	1992
Star Beta	Capesize	174,691	1993
Star Sigma	Capesize	184,400	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005
Grand Total	12	1,106,250

We commenced operations during the fourth quarter of 2007 (December 3, 2007) and therefore we are unable to present a meaningful comparison of our first nine months and/or third quarter of 2008 and 2007 results.

Third Quarter 2008 Results

For the quarter ended September 30, 2008, Voyage Revenues amounted to $65.18 million and Operating Income amounted to $37.64 million.  Net Income for the third quarter of 2008 was $35.24 million representing $0.63 earnings per share calculated on 55,873,973 weighted average number of shares, basic and $0.62 earnings per share calculated on 56,971,504 weighted average number of shares, diluted.

The above Net Income figure includes:

•

Gain of $1.02 million, or $0.02 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•

Amortization of fair value of below/above market acquired time charters of $16.89 million, or $0.30 per basic and diluted share, respectively, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue. .

•

Expenses of $0.44 million, or $0.01 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the vesting portion of a total of 315,000 restricted common shares issued to directors.

Excluding all the above items above for the quarter ended September 30, 2008, Net Income would have amounted to $17.77 million, or $0.32 earnings per share calculated on 55,873,973 weighted average number of shares, basic and $0.31 earnings per share calculated on 56,971,504 weighted average number of shares, diluted.

EBITDA for the third quarter of 2008 was $51.64 million. Adjusted EBITDA for the same period excluding all the above items was $34.17 million.  Please see later in this release for a reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 12.1 vessels were owned and operated during the third quarter of 2008, earning an average Time Charter Equivalent, or TCE rate of $62,156 per day.  Adjusted to exclude the effect of the amortization of time charters attached to vessels acquired at above or below market rates, the TCE rate for the third quarter of 2008 was $45,756.  We refer you to the information under the heading “TCE rate and adjusted TCE rate” later in this release for further information regarding our calculation of TCE rate.

Nine Months ended September 30, 2008 Results

For the nine months ended September 30, 2008, Voyage Revenues amounted to $166.10 million and Operating Income amounted to $88.53 million.  Net Income for the nine months ended September 30, 2008 was $83.54 million representing $1.63 earnings per share calculated on 51,201,845 weighted average number of shares, basic and $1.54 earnings per share calculated on 54,200,802 weighted average number of shares, diluted.

The above Net Income figure includes:

•

Vessel impairment loss of $3.63 million, or $0.07 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•

Amortization of fair value of below/above market acquired time charters of $51.81 million, or $1.01 and $0.96 per basic and diluted share, respectively, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue..

•

Expenses of $2.66 million, or $0.05 per basic and diluted share, respectively, relating to the amortization of stock based compensation recognized in connection with -the vesting of a portion of a total of 315,000 restricted common shares issued to directors.

Excluding all the above items for the nine months ended September 30, 2008, Net Income would have amounted to $38 million representing $0.74 earnings per share calculated on 51,201,845 weighted average number of shares, basic and $0.70 earnings per share calculated on 54,200,802 weighted average number of shares, diluted.

EBITDA for the nine months ended September 30, 2008 was $123.54 million. Adjusted EBITDA for the same period excluding all the above items was $78.01 million.  Please see later in this release for a reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 10.3 vessels were owned and operated during the nine months ended September 30, 2008, earning an average TCE rate of $63,489 per day.  Adjusted to exclude the effect of the amortization of time charters attached to vessels acquired at above or below market rates, the time charter equivalent rate for the nine months ended September 30, 2008 was $43,353.  We refer you to the information under the heading “TCE rate and adjusted TCE rate” later in this release for further information regarding our calculation of TCE rate.

Fleet Developments

Vessel deliveries

On September 18, 2008, the Company took delivery of the Capesize dry bulk carrier vessel Star Ypsilon which the Company had agreed to acquire on June 3, 2008 for approximately $87.2 million. The vessel is chartered for a period of approximately three years, with the charter expiring in July 2011.

On October 6, 2008, the Company delivered the Star Iota, a Panamax bulk carrier to its buyers. The Company had previously entered into an agreement to sell the Star Iota for approximately $18.4 million.

Following the above transactions, Star Bulk’s fleet is currently comprised of 12 vessels of an average age of 9.5 years with a total capacity of 1,106,250 dwt including 4 Capesize and 8 Supramax vessels.

New Charter Party Agreement

The Star Beta has entered into a short term period employment with Brazil’s Companhia Vale do Rio Doce (Vale) for a minimum of two and a maximum of four months at the gross daily rate of $15,500 for the first 50 days and $25,000 for the days beyond 50 plus a repositioning ballast bonus of $525,000.

Currently, the Company has secured 100% of its operating days in 2008, 74% in 2009 and 64% in 2010 under time charters.

Other Developments

Star Bulk commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany (“Oldendorff”), seeking damages resulting from Oldendorff’s repudiation of a charter relating to the Star Beta.  The Star Beta had been time chartered by a subsidiary of Star Bulk to Industrial Carriers Inc. of Ukraine (“ICI”).  Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009.  In October 2008, ICI assigned its rights and obligations under the sub-charter to a subsidiary of Star Bulk in exchange for ICI being released from the remaining term of the ICI charter.  According to press reports, ICI subsequently filed for protection from its creditors in a Greek insolvency proceeding.  Oldendorff notified Star Bulk that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI. Star Bulk believes that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

On November 3, 2008, the SEC declared effective a Registration Statement on Form F-3 relating to the resale of shares held by F5 Capital, the nominee of  TMT Co. Ltd. (“TMT”) .  In August 2008, TMT alleged that it had suffered unspecified damages arising from an alleged breach by the Company of a purported obligation under the Master Agreement, dated January 12, 2007.  As of the date hereof, no claim has been filed by TMT or any affiliate thereof against the Company.

Share Buyback Program Update

The Company, under the share and warrant repurchase program announced on January 24, 2008 has repurchased as of November 24, 2008 977,000 shares of common stock for $7,458,828 (average $7.63 per share) and 1,362,500 warrants for $5,474,363 (average $4.02 per warrant).  During the third quarter, the Company has repurchased 700,000 shares of common stock for $5,667,420 (average $8.10 per share). Moreover, post quarter-end and during the month of October 2008, the Company purchased an additional 225,000 shares of common stock for $1,204,702.50 (average $5.35 per share).

 The Company has paid an aggregate of $12,933,191 for the repurchased securities leaving $37,066,809 of repurchasing capacity in Star Bulk’s $50,000,000 share and warrant buyback program.

Dividend Payment

On November 17, 2008, the Company declared a cash and stock dividend on its common stock totaling $0.36 per common share.  The dividend payment consists of a cash portion in the amount of $0.18 per share with the remaining half of the dividend payable in the form of newly issued common shares. The amount of newly issued shares will be based on the volume weighted average price of Star Bulk’s shares on the Nasdaq Global Market during the five trading days before November 25, 2008. The dividend will be payable on or about December 1, 2008 to stockholders of record on November 28, 2008.

The Company also announced that management and directors who currently hold approximately 10.3 million of the Company’s common shares have committed to reinvest the cash portion of their dividend into newly issued shares in a private placement at the same weighted average price, thereby electing to effectively receive the full amount of their dividend in the form of newly issued shares.

By paying a portion of this quarterly dividend in the form of newly issued shares, the Company has limited the cash outlay to approximately $8 million and conserved $11.6 million of cash.

Summary of Selected Data

(TCE rate in Dollars in thousands)
	Three months Ended	Nine months Ended
	September 30, 2008	September 30, 2008
Average number of vessels(1)	12.1	10.3
Number of vessels	13	13
Average age of operational fleet (in years) (2)	10.6	10.6
Ownership days (3)	1,116	2,818
Available days (4)	1,056	2,629
Voyage days for fleet (5)	1,030	2,573
Fleet Utilization (6)	92%	91%
Time charter equivalent rate(7)	62,156	63,489

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at September 30, 2008.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the total calendar days the vessels were in possession for the relevant period after subtracting for off-hire days with major repairs dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by ownership days for the relevant period and takes into account the dry-docking periods.

(7) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenue or TCE revenue by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We refer you to the information under the heading “TCE rate and adjusted TCE rate” later in this release for further information regarding our calculation of TCE rate.

During the nine months ended September 30, 2008, our fleet utilization was significantly affected by the dry-docking and upgrading expenses of the five vessels, Star Beta, Star Iota, Star Theta, Star Delta and Star Alpha which resulted in 190 off-hire days.  Excluding off-hire days due to scheduled dry-dockings, fleet utilization would amount to approximately 98% for third quarter and nine months period ended September 30, 2008, respectively.

TCE rate and adjusted TCE rate

We report TCE revenues, a non-GAAP measure, because management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure and because management uses TCE revenues in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.  TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because the Company believes that it presents useful information to investors.

The Company excluded amortization of the fair value of below/above market acquired time charters agreements, to derive the adjusted TCE rate. -

The following table reflects the calculation of our TCE rates and adjusted TCE rates as reflected in the unaudited interim consolidated condensed income statements for the three and nine month periods ended September 30, 2008:

(Dollars in thousands)	Three months Ended	Nine months Ended
	September 30, 2008	September 30, 2008

Voyage revenues	65,179	166,100
Voyage expenses	(1,158)	(2,743)
Time Charter equivalent revenues	64,021	163,357

Total voyage days for fleet	1,030	2,573

Time charter equivalent (TCE) rate	62,156	63,489

Voyage revenues	65,179	166,100
Less:
Amortization of fair value of above/below market acquired time charter agreements	(16,892)	(51,811)
Voyage expenses	(1,158)	(2,743)
Adjusted Time Charter equivalent revenues	47,129	111,546

Total voyage days for fleet	1,030	2,573

Adjusted Time charter equivalent (TCE) rate	45,756	43,353

EBITDA and adjusted EBITDA Reconciliation

Star Bulk Carriers Corp. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position; it is used by our lenders as a measure of our compliance with certain loan covenants; and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters  associated with time charters attached to vessels acquired the vessel impairment adjustment relating to the sale of Star Iota and expenses relating to the amortization of stock – based compensation recognized during the period to derive adjusted EBITDA.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Dollars in thousands)	Three months Ended	Nine months Ended
	September 30, 2008	September 30, 2008

Net cash provided by operating activities	36,045	83,692
Net increase (decrease) in current assets	618	2,500
Net decrease in current liabilities, excluding current portion of long term debt	(4,864)	(12,954)
Amortization of fair value of above/below market acquired time charter agreements	16,892	51,811
Amortization of deferred Finance fees	(66)	(147)
Vessel impairment adjustment	1,017	(3,625)
Equity Incentive plan compensation expenses	(436)	(2,658)
Other non-cash	31	(43)
Net Interest expense	2,403	4,966

EBITDA	51,640	123,542

Less:
Amortization of fair value of above/below market acquired time charter agreements	(16,892)	(51,811)
Vessel impairment adjustment	(1,017)	-
Plus:
Stock – based compensation	436	2,658
Vessel impairment loss	-	3,625
Adjusted EBITDA	34,167	78,014

Financial Statements

The Unaudited Interim Consolidated Condensed Income Statements, Balance Sheets, and Cash Flow Statements include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp.

Income Statements

The following are Star Bulk Carriers Corp.’s Unaudited Interim Consolidated Condensed Income Statements for the three and the nine month periods ended September 30, 2007 and 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)	3-month period ended September 30, 2007	9-month period ended September 30, 2007	3-month period ended September 30, 2008	9-month period ended September 30, 2008
	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES:
Voyage revenues	-	-	65,179	166,100

Voyage expenses	-	-	1,158	2,743
Vessel operating expenses	-	-	9,413	19,746
Drydocking expenses	-	-	837	7,229
Depreciation	1	2	13,993	35,039
Management fees	-	-	477	1,067
Vessel impairment adjustment	-	-	(1,017)	3,625
General and administrative expenses	248	1,704	2,682	8,126
Operating (loss) income	(249)	(1,706)	37,636	88,525

Interest and finance costs	-	-	(2,617)	(5,859)
Interest income	1,192	3,503	214	893
Other	-	-	11	(22)
Total other income (expenses), net	1,192	3,503	(2,392)	(4,988)

Net income	943	1,797	35,244	83,537

Earnings per share, basic	0.03	0.06	0.63	1.63
Earnings per share, diluted	0.03	0.06	0.62	1.54

Weighted average number of shares outstanding, basic	29,026,924	29,026,924	55,873,973	51,201,845
Weighted average number of shares outstanding, diluted	29,026,924	29,026,924	56,971,504	54,200,802

Balance Sheet

The following are Star Bulk Carriers Corp.’s unaudited Consolidated Condensed Balance Sheets as at December 31, 2007 and September 30, 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)
	December 31,	September 30,
	2007	2008
ASSETS		(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	18,985	4,894
Trade accounts receivable	-	584
Inventories	598	763
Prepaid expenses and other receivables	299	918
Due from related party		4
Due from managers	-	1,068
Vessel held-for-sale	-	16,579
Total Current Assets	19,882	24,810

FIXED ASSETS
Advances for vessels to be acquired	118,242	-
Vessels and other fixed assets, net	262,946	837,299
Total Fixed Assets	381,188	837,299

OTHER NON-CURRENT ASSETS
Deferred finance charges	600	1,478
Due from managers	120	180
Fair value of above market acquired time charter agreements	1,952	15,650
Restricted cash	-	13,010
TOTAL ASSETS	403,742	892,427

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt	-	44,500
Accounts payable	168	2,497
Due to related party	480	1,112
Accrued liabilities	1,493	5,808
Due to managers	-	115
Deferred revenue	916	4,110
Total Current Liabilities	3,057	58,142

NON-CURRENT LIABILITIES
Long term debt	-	260,500
Fair value of below market acquired time charter agreements	25,307	51,872
Accrued liabilities	-	1,717
Other non-current liabilities	-	43
Total Non-current Liabilities	25,307	314,132

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2007 and September 30, 2008	-	-
Common Stock, $0.01 par value, 100,000,000 shares authorized; 42,516,433 and 54,652,400 shares issued and outstanding at December 31, 2007 and September 30, 2008, respectively	425	546
Additional paid in capital	368,454	472,384
Retained earnings	6,499	47,223
Total Stockholders’ Equity	375,378	520,153
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	403,742	892,427

Cash flow Statements

The following are Star Bulk Carriers Corp.’s Unaudited Interim Consolidated Condensed Cash Flow Statements for the nine month periods ended September 30, 2007 and 2008:

(Expressed in thousands of U.S. dollars)
	Nine months Ended September 30,
	2007	2008
Cash Flows from Operating Activities:	(Unaudited)	(Unaudited)
Net income	1,797	83,537
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	2	35,039
Amortization of fair value of above market acquired time charter agreements	-	727
Amortization of fair value of below market acquired time charter agreements	-	(52,538)
Amortization of deferred finance charges	-	147
Vessel impairment loss	-	3,625
Stock – based compensation	-	2,658
Other non cash charges	-	43
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Value of trust account	(4,944)	-
Trade accounts receivable	-	(584)
Inventories	-	(165)
Prepaid expenses and other receivables	31	(619)
Due from related party		(4)
Due from Managers	-	(1,128)
Increase/(Decrease) in:
Accounts payable	(209)	2,329
Due to related party	-	632
Accrued liabilities	-	4,967
Due to Managers		115
Income taxes payable	(207)	-
Deferred interest	1,714	-
Deferred revenue	-	4,911
Net cash (used in) \ provided by Operating Activities	(1,816)	83,692

Cash Flows from Investing Activities:

Additions to vessel cost and office equipment	(11)	(413,354)
Cash paid for above market acquired time charter		(14,425)
Increase in restricted cash	-	(13,010)
Net cash used in Investing Activities	(11)	(440,789)

Cash Flows from Financing Activities:
Proceeds from bank loan	-	317,500
Bank loan repayment	-	(12,500)
Proceeds from exercise of warrants	-	94,155
Repurchase of shares and warrants	-	(11,710)
Financing costs paid	-	(1,625)
Cash dividend	-	(42,814)
Net cash provided by Financing Activities	-	343,006

Net (decrease) in cash and cash equivalents	(1,827)	(14,091)
Cash and cash equivalents at beginning of period	2,118	18,985
Cash and cash equivalents at end of period	291	4,894
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments	-	4,896
Non-cash items:
Accrual of deferred costs	785	-
Issue of common stock at fair value for delivery of vessels	-	18,946
Fair value of below market acquired time charter agreements	-	79,103

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, Tuesday, November 25, 2008, at 10:00 a.m. EST.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "StarBulk."

A replay of the conference call will be available until December 2, 2008. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers.  The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 9.5 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk’s future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “should,” “may,” or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk’s examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk’s results to differ materially from those described in the forward-looking statements can be found in Star Bulk’s Registration Statement on Form F-1/F-4, Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
George Syllantavos

CFO

Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

E-mail: ir@starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com